UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2007

Commission file number 001-14540

DEUTSCHE TELEKOM AG

(Translation of registrant’s name into English)

Friedrich-Ebert-Allee 140

53113 Bonn

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

This report is deemed submitted and not filed pursuant to the rules and regulations of the Securities and Exchange Commission.

Deutsche Telekom

Bonn, March 2, 2007

Deutsche Telekom: Filing of 2006 Annual Report on Form 20-F

Deutsche Telekom announced that on March 1, 2007 it has filed its 2006 Annual Report on Form 20-F with the U.S. Securities and Exchange Commission and has posted this document on Deutsche Telekom’s Investor Relations website at www.deutschetelekom.com. A copy of Deutsche Telekom’s traditional annual report is also available on this website. Deutsche Telekom shareholders may receive a hard copy of either of these documents, each of which contain complete audited financial statements for the periods ended December 31, 2006, free of charge, upon request.

14/07

Further information is available for journalists at:

www.deutschetelekom.com under the link “Media”

Deutsche Telekom AG
Pressestelle
Hausanschrift	Zentrale, Pressestelle, Friedrich-Ebert-Allee 140, 53113 Bonn
Postanschrift	Postfach 20 00, 53105 Bonn
Telekontakte	Telefon (02 28) 1 81 - 49 49, Telefax (02 28) 1 81 - 94004

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

By:	/s/ ppa. Guido Kerkhoff
Name:	Guido Kerkhoff
Title:	Senior Executive Vice President
Chief Accounting Officer

Date: March 5, 2007